SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: May, 2022	Commission File Number: 001-13354

BANK OF MONTREAL

(Name of Registrant)

100 King Street West
1 First Canadian Place	129 rue Saint-Jacques
Toronto, Ontario	Montreal, Quebec
Canada, M5X 1A1	Canada, H2Y 1L6

(Executive Offices)	(Head Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

The information contained in this Form 6-K and any exhibits hereto shall be deemed filed with the Securities and Exchange Commission (“SEC”) solely for purposes of incorporation by reference into and as part of the following registration statement of the registrant on file with and declared effective by the SEC:

1.	Registration Statement – Form F-3 – File No. 333-264388

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANK OF MONTREAL

	By:	/s/ Stephen Lobo
	Name:	Stephen Lobo
	Title:	Authorized Signing Officer

Date: May 26, 2022

[Signature Page to Form 6-K]

EXHIBIT INDEX

Exhibit	Description of Exhibit

4.7	Form of Master Note representing certain issuances of the Notes.

5.3	Opinion of Osler, Hoskin & Harcourt LLP, Canadian counsel for the Bank, as to certain matters under Canadian and Ontario law.

5.4	Opinion of Ashurst LLP, as to the validity of the Notes under New York law.

5.5	Opinion of Mayer Brown LLP, as to the validity of the Notes under New York law.

8.3	Opinion of Torys LLP, as to Canadian federal tax matters.

23.6	Consent of Osler, Hoskin & Harcourt LLP (included in Exhibit 5.3 above).

23.7	Consent of Ashurst LLP (included in Exhibit 5.4 above).

23.8	Consent of Mayer Brown LLP (included in Exhibit 5.5 above).

23.9	Consent of Torys LLP.

23.10	Consent of Ashurst LLP, as to U.S. federal tax matters.

23.11	Consent of Mayer Brown LLP, as to U.S. federal tax matters.

99.1	Third Supplemental Indenture, dated as of May 26, 2022, among Bank of Montreal, The Bank of New York Mellon and Computershare Trust Company, N.A., as successor to Wells Fargo Bank, National Association.